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                            July 20, 2021

       Sean McClain
       Chief Executive Officer
       Absci Corporation
       18105 SE Mill Plain Blvd.
       Vancouver, WA 98683

                                                        Re: Absci Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 15, 2021
                                                            File No. 333-257553

       Dear Mr. McClain:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 Filed July 15,
2021

       Unaudited Pro Forma Condensed Combined Financial Information, page 88

   1. Please revise to also give effect to (i) the conversion of all outstanding shares of your redeemable convertible
preferred stock into common stock and (ii) the issuance of
                                                        common stock upon the
conversion of all outstanding principal and accrued interest on the
                                                        Convertible Notes, so
that the pro forma amounts presented here are similar to those shown in the pro forma
columns elsewhere in the filing. Refer to Rule 11-02(b)(4) of
                                                        Regulation S-X. In
addition, please present the number of shares authorized, issued and outstanding on a
historical and pro forma basis on the face of the pro forma balance sheet and reconcile in the
footnotes between the historical and pro forma share amounts.
 Sean McClain
FirstName  LastNameSean McClain
Absci Corporation
Comapany
July       NameAbsci Corporation
     20, 2021
July 20,
Page  2 2021 Page 2
FirstName LastName
Exhibits

2. We note that the exclusive forum provision in your prospectus on pages 66 and 199 state that your exclusive forum provision will not apply to claims brought under the Exchange
         Act. However, Article VI, Section 8, of your Form of Amended and Restated Bylaws, filed as exhibit 3.4, is silent with respect to any claims that may be brought under the
         Exchange Act. Please revise to reconcile this inconsistency. If the exclusive forum provision does not apply to the Exchange Act, please also ensure that the exclusive forum provision in your Form of Amended and Restated Bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.
General

3. We are still reviewing your determination of the fair value of your share-based issuances in the supplemental letter submitted on July 19, 2021 and may have additional comments.
       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Maggie Wong